As Filed With the Securities and Exchange Commission on September 17, 2003
                                        Registration Statement No. __________



                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM S-8
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT of 1933




                       DELTA PETROLEUM CORPORATION
                -----------------------------------------
                (Exact Name of Registrant in its Charter)



          Colorado                                84-1060803
-------------------------------       ------------------------------------
(State or other jurisdiction of       (I.R.S. Employer Identification No.)
incorporation or organization)


           Suite 1400, 475 17th Street, Denver, Colorado 80202
                             (303) 293-9133
           ---------------------------------------------------
                (Address and telephone number of principal
            executive offices and principal place of business)



             Delta Petroleum Corporation 1993 Incentive Plan
             -----------------------------------------------
                           (Full title of plan)


                  Roger A. Parker, Chief Executive Officer
                       Delta Petroleum Corporation
                       Suite 1400, 475 17th Street
                         Denver, Colorado  80202
                             (303) 293-9133
                 -----------------------------------------
                       (Name, address and telephone
                       number of agent for service)


                                Copies to:
                        STANLEY F. FREEDMAN, ESQ.
                             Krys Boyle, P.C.
                 600 Seventeenth Street, Suite 2700 South
                       Denver, Colorado  80202-5427
                             (303)  893-2300

                     CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------
                                       Proposed    Proposed
                                       Maximum     Maximum
Title of Class of                      Offering    Aggregate    Amount of
Securities to be       Amount to be    Price       Offering     Registration
Registered             Registered(1)   Per Share   Price        Fee
----------------------------------------------------------------------------

Common Stock,           3,070,488      $5.24(2)  $16,089,357(2) $1,303.24
$.01 Par Value

----------------------------------------------------------------------------
(1) Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers any additional shares of Common Stock which may become issuable pursuant to the anti-dilution provisions of the 1993 Plan as a result of a stock split, stock dividend, recapitalization or other similar adjustment of the outstanding shares of Common Stock.

(2) Estimated solely for the purpose of computing the amount of registration fee based on the closing price of the Common Stock on the NASDAQ Small-Cap Market on September 15, 2003.

REOFFER PROSPECTUS pursuant to General Instruction C of Form S-8

PART I OF FORM S-3




                        DELTA PETROLEUM CORPORATION
                     2,755,638 Shares of Common Stock
                         $0.01 par value per share


     The 2,755,638 shares of the Common Stock, $0.01 par value (the "Common Stock"), of Delta Petroleum Corporation ("Delta," "Company," or "we," "our" or "us") registered hereunder may be offered from time to time by the owners (collectively, the "selling shareholders") for their own benefit. We will not receive any proceeds from the sale of the Common Stock sold by the selling shareholders.

     Our Common Stock is traded on the Nasdaq Small-Cap Market under the symbol "DPTR." On September 16, 2003, the reported closing price for our Common Stock on the Nasdaq Small-Cap Market was $5.35.

     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE of RISK AND IMMEDIATE DILUTION. THESE SECURITIES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN BEAR THE ECONOMIC RISK of THIS INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                       ____________________________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY of THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     We anticipate that sales may be effected from time to time, by or for the accounts of the selling shareholders, in the Nasdaq Small-Cap Market, in negotiated transactions or otherwise. Sales will be made through broker-dealers acting as agent for the selling shareholders or to broker-dealers who may purchase the Common Stock as principals and thereafter sell the shares from time to time in the Nasdaq Small-Cap Market, in negotiated transactions or otherwise. Sales will be made at market prices prevailing at the times of the sales or at negotiated prices. See "Plan of Distribution."






             The date of this Prospectus is September 17, 2003

                              AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by us can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies can be obtained by mail at prescribed rates. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically.

     We have filed with the Commission a Registration Statement on Form S-8 (together with all exhibits, amendments and supplements, the "Registration Statement") of which this Prospectus constitutes a part, under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information pertaining to us, reference is made to the Registration Statement. Statements contained in this Prospectus or any document incorporated herein by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement are on file at the offices of the Commission, and may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained from the Commission at prescribed rates. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents that we have filed with the Commission shall be deemed to be incorporated in this Prospectus and to be a part hereof from the date of the filing of such documents:

1. Annual Report on Form 10-K (for fiscal year ended June 30, 2002) filed September 24, 2002, Exchange Act reporting number 0-16203.

2. Quarterly Report on Form 10-Q (for quarter ended September 30, 2002) filed on November 13, 2002, Exchange Act reporting number 0-16203.

3. Quarterly Report on Form 10-Q (for quarter ended December 31, 2002) filed on February 11, 2003, Exchange Act reporting number 0-16203.

4. Current Report on Form 8-K, dated May 12, 2003, filed on May 12, 2003, Exchange Act reporting number 0-16203.

5. Quarterly Report on Form 10-Q (for quarter ended March 31, 2003) filed on May 13, 2003, Exchange Act reporting number 0-16203.

6. Current Report on Form 8-K, dated June 20, 2003, filed on June 26, 2003, Exchange Act reporting number 0-16203.

7. Amendment to Current Report on Form 8-K, dated June 20, 2003, filed on July 1, 2003, Exchange Act reporting number 0-16203.

8. All documents filed by us, subsequent to the date of this prospectus, under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering described herein.


     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated herein by reference modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     We will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy (without exhibits) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be directed to Aleron H. Larson, Jr., Delta Petroleum Corporation, Suite 1400, 475 17th Street, Denver, Colorado 80202, or (303) 293-9133.

                             TABLE OF CONTENTS


                                                                        PAGE

PROSPECTUS SUMMARY....................................................    5

RISK FACTORS .........................................................    6

USE OF PROCEEDS ......................................................   11

DETERMINATION OF OFFERING PRICE ......................................   11

RECENT MATERIAL CHANGES IN OUR BUSINESS  .............................   11

SELLING SHAREHOLDERS .................................................   12

PLAN OF DISTRIBUTION .................................................   14

DESCRIPTION OF COMMON STOCK ..........................................   15

EXPERTS ..............................................................   15

                            PROSPECTUS SUMMARY

     The following is a summary of the pertinent information regarding Delta. This summary is qualified in its entirety by the more detailed information and financial statements and related notes appearing in the documents incorporated by reference in this Prospectus.

Delta
-----

     We are a Colorado corporation organized on December 21, 1984. We maintain our principal executive offices at Suite 1400, 475 Seventeenth Street, Denver, Colorado 80202, and our telephone number is (303) 293-9133. Our common stock is listed on the Nasdaq Small Cap Market under the symbol DPTR. We are engaged in the acquisition, exploration, development and production of oil and gas properties. During the nine months ended March 31, 2003, we had total revenue of $18,113,000, operating expenses of $14,914,000 and net income for the nine months of $1,852,000. During the year ended June 30, 2002, we had total revenues of $8,210,000, operating expenses of $13,251,000 and a net loss for fiscal 2002 of $6,253,000. During the year ended June 30, 2001, we had total revenues of $12,877,000, operating expenses of $11,199,000 and net income for fiscal 2001 of $345,000. During the year ended June 30, 2000, we had total revenues of $3,576,000, operating expenses of $5,655,000 and a net loss for fiscal 2000 of $3,367,000.

     As of June 30, 2003, we had varying interests in approximately 488 gross (260 net) producing wells in fourteen (14) states, not including interests in those wells owned by our subsidiary, Piper Petroleum Company ("Piper"). Piper owns varying very small interests in 666 gross (5.2 net) wells located primarily in Texas. Piper's wells produce approximately 75 bbls per day and 520 mcf per day net to Piper's interests.

     During the fiscal year ended June 30, 2003, we completed the sale of 72 wells and acreage located primarily in Oklahoma and Texas. All of the properties were sold to unrelated third parties in two separate transactions that were negotiated at arms-length, one involving very small interests in 71 wells and the other involving a single well. The properties were sold in the regular course of our business and the sales were recorded as a net gain of approximately $277,000. The proceeds were used for the payment of general expenses.

     On June 20, 2003, we acquired producing oil and gas interests and related undeveloped acreage in Kansas from JAED Production Company, Inc., which is an unrelated entity (the "JAED Acquisition"). The JAED Acquisition had a purchase price of approximately $9,922,000 consisting of $9,000,000 in cash and 200,000 shares of our restricted common stock with a fair value of $922,000 based on the five-day average of the closing price of our shares at the time the acquisition was completed.

     Also on June 20, 2003 we increased our credit facility with the Bank of Oklahoma and Local Oklahoma Bank from $20 million to $29.3 million. The increase in borrowing was used to pay the cash portion of the JAED Acquisition purchase price. Our total debt, including our debt to Kaiser-Francis Oil Company, at June 30, 2003 approximates $32.2 million. Most of our oil and gas properties are pledged as collateral for our credit facility and the terms of our credit agreement limit our flexibility to engage in many types of business activities without obtaining the consent of our lenders in advance.

The Offering
------------

Securities Offered      2,755,638 shares by selling shareholder.

Offering Price          The shares being offered by this prospectus may be
                        offered by the selling shareholders from time to time at the then current market price or at prices negotiated by the selling shareholders.

Dividend Policy         We do not anticipate paying dividends on our
                        common stock in the foreseeable future.

Use of Proceeds         The shares offered by this prospectus may be sold
                        by the selling shareholder and we will not receive any proceeds fro the sale of their shares.


                                RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information in this prospectus, the following:

1. We have substantial debt obligations and shortages of funding could hurt our future operations.

     As the result of debt obligations that we have incurred in connection with purchases of oil and gas properties, we are obligated to make substantial monthly payments to our lenders on loans which encumber our oil and gas properties and our production revenue. We currently owe Bank of Oklahoma and Local Oklahoma Bank approximately $27.7 million, and we are currently required to pay approximately $600,000 per month to service this debt. We also currently owe Kaiser-Francis Oil Company approximately $4.5 million, and we are required to make minimum monthly payments of principal and interest on the Kaiser-Francis debt that are equal to the greater of $150,000 or 75% of net cash flows from our property acquisitions that were completed on November 1, 1999 and December 1, 1999. The entire amount of the Kaiser-Francis debt will become due and payable in full on July 1, 2004. It is likely that we will sell some of our properties to pay the amount due on the Kaiser-Francis debt at that time. Although we also intend to seek outside capital to either refinance our bank debt or provide liquidity, at the present time we are almost totally dependent upon the revenues that we receive from our oil and gas properties to service our debt. In the event that oil and gas prices and/or production rates drop to a level that we are unable to pay the minimum principal and interest payments that are required by our debt agreements, it is likely that we would lose our interest in some or all of our properties.
In addition, our level of oil and gas activities, including exploration and development of existing properties, and additional property acquisitions, will be significantly dependent on our ability to successfully conclude funding transactions.

2. A default under our credit agreement could cause us to lose our properties.

     Our credit facility with Bank of Oklahoma and Local Oklahoma Bank allows us to borrow, repay and reborrow amounts. In order to obtain this facility, we granted a first and prior lien to the lending banks on most of our oil and gas properties, certain related equipment, oil and gas inventory, certain bank accounts and proceeds. Under the terms of our credit agreement, the oil and gas properties mortgaged must represent not less than 80% of the engineered value of our oil and gas properties as determined by the Bank of Oklahoma using its own pricing parameters, exclusive of the properties that are mortgaged to Kaiser-Francis under a separate lending arrangement. Our borrowing base, which determines the amounts that we are allowed to borrow or have outstanding under our credit facility, was recently increased to $29.3 million. Subsequent determinations of our borrowing base will be made by the lending banks at least semi-annually on October 1 and April 1 of each year or as unscheduled redeterminations. In connection with each determination of our borrowing base, the banks will also redetermine the amount of our monthly commitment reduction. Our monthly commitment reduction is currently $600,000 and will continue at that amount until the amount of the monthly commitment reduction is redetermined. Our borrowing base and the revolving commitment of the banks to lend money under the credit agreement must be reduced as of the first day of each month by an amount determined by the banks under our credit agreement. The amount of the borrowing base must also be reduced from time to time by the amount of any prepayment that results from our sale of oil and gas properties. If as a result of any such monthly commitment reduction or reduction in the amount of our borrowing base, the total amount of our outstanding debt ever exceeds the amount of the revolving commitment then in effect, then within 30 days after we are notified by the Bank of Oklahoma, we must make a mandatory prepayment of principal that is sufficient to cause our total outstanding indebtedness to not exceed our borrowing base. If for any reason we were unable to pay the full amount of the mandatory prepayment within the 30 requisite day period, we would be in default of our obligations under our credit agreement. For so long as the revolving commitment is in existence or any amount is owed under any of the loan documents, we will also be required to comply with a substantial number of loan covenants that will limit our flexibility in conducting our business and which could cause us significant problems in the event of a downturn in the oil and gas market. Upon occurrence of an event of default and after the expiration of any cure period that is provided in our credit agreement, the entire principal amount due under the notes, all accrued interest and any other liabilities that we might have to the lending banks under the loan documents will all become immediately due and payable, all without notice and without presentment, demand, protest, notice of protest or dishonor or any other notice of default of any kind, and we will not be permitted to service our obligations under our loan agreement with Kaiser-Francis Oil Company from proceeds of the collateral securing the loan under our credit agreement including, but not limited to, oil and gas properties or any related operating fees. The foregoing information is provided to alert investors that there is risk associated with our existing debt obligations. It is not intended to provide a summary of the terms of our agreements with our lenders.

3. We have a history of losses and we may not be able to sustain profitability.

     Although we have recently begun to achieve profits from our operations, we have incurred substantial losses from our operations in fiscal 2000 and 2002, and at March 31, 2003 we had an accumulated deficit of $27,001,000. During the nine months ended March 31, 2003, we had total revenue of $18,113,000, operating expenses of $14,914,000 and net income of $1,852,000.
During the year ended June 30, 2002, we had total revenues of $8,210,000, operating expenses of $13,251,000 and a net loss for fiscal 2002 of $6,253,000. During fiscal 2001 we had total revenues of $12,877,000, operating expenses of $11,199,000 and had net income of $345,000. During the year ended June 30, 2000, we had total revenues of $3,576,000, operating expenses of $5,655,000 and a net loss of $3,367,000.

4. The substantial cost to develop certain of our offshore California properties could result in a reduction in our interest in these properties or penalize us.

     Certain of our offshore California undeveloped properties, in which we have ownership interests ranging from 2.49% to 75%, are attributable to our interests in four of our five federal units (plus one additional lease) located offshore California near Santa Barbara. The cost to develop these properties will be very substantial. The cost to develop all of these offshore California properties in which we own an interest, including delineation wells, environmental mitigation, development wells, fixed platforms, fixed platform facilities, pipelines and power cables, onshore facilities and platform removal over the life of the properties (assumed to be 38 years), is estimated to be in excess of $3 billion. Our share of such costs, based on our current ownership interest, is estimated to be over $200 million. Operating expenses for the same properties over the same period of time, including platform operating costs, well maintenance and repair costs, oil, gas and water treating costs, lifting costs and pipeline transportation costs, are estimated to be approximately $3.5 billion, with our share, based on our current ownership interest, estimated to be approximately $300 million. There will be additional costs of a currently undetermined amount to develop the Rocky Point Unit. Each working interest owner will be required to pay its proportionate share of these costs based upon the amount of the interest that it owns. If we are unable to fund our share of these costs or otherwise cover them through farmouts or other arrangements, then we could either forfeit our interest in certain wells or properties or suffer other penalties in the form of delayed or reduced revenues under our various unit operating agreements.

5.   The development of the offshore units could be delayed or halted.

     Our offshore California leases are located in federal units that have been formally approved and are regulated by the Minerals Management Service of the federal government ("MMS"). There has historically been political resistance to the development of these leases due to environmental concerns. At the request of the local regulatory agencies of the affected Tri-Counties in California, the MMS initiated a study, called the California Offshore Oil and Gas Energy Resources(COOGER) study, which was intended to present a long-term regional perspective of potential onshore constraints that should be considered when developing the existing undeveloped offshore leases. The COOGER study took several years to complete and was presented as a final document in January of 2000. During the period while the COOGER study was being completed, the MMS unilaterally approved suspensions of operations for the affected leases which had the effect of allowing most of our offshore leases to continue in effect after their stated expiration dates. During that same period, the State of California commenced litigation in Federal Court in California which, among other things, challenged the ability of the MMS under federal law to approve the subject suspensions and thereby extend the terms of the leases without providing the State of California with a formal determination that the granting of the suspensions was consistent with the requirements of the Coastal Zone Management Act. On June 22, 2001, the

California Federal Court ordered the MMS to set aside its approval of the suspensions of our offshore leases that were granted while the COOGER study was being completed, and to direct suspensions, including all milestone activities, for a time sufficient for the MMS to provide the State of California with a consistency determination under federal law. On July 2, 2001 these milestones were suspended by the MMS, but as of the date of this prospectus the MMS has not yet made a consistency determination. On January 9, 2002 we and several other plaintiffs filed a separate lawsuit in the United States Court of Federal Claims in Washington, D.C. alleging that the U.S. Government materially breached the terms of the leases for our Offshore California properties. Our suit seeks compensation for the lease bonuses and rentals paid to the Federal Government, exploration costs, and related expenses. While it is still our present intent to develop our Offshore California properties as soon as possible, the ultimate outcome and effects of the litigation pertaining to these properties are not certain at the present time. In the event that we make a determination that development of all or any portion of these properties is not feasible, we intend to write off an appropriate portion of these assets on our balance sheet irrespective of the status of our litigation against the United States government at that time.
As of June 30, 2003, these properties had an aggregate carrying value of $10,164,000.

6. We will have to incur substantial costs in order to develop our reserves and we may not be able to secure funding.

     Relative to our financial resources, we have significant undeveloped properties in addition to those in offshore California discussed above that will require substantial costs to develop. During the year ended June 30, 2003, we did not participate in the drilling of any offshore wells, but we did participate in the drilling of nine onshore wells, of which three were non-productive, at a cost to us of approximately $2,145,000. The cost of these wells either has been or will be paid out of our cash flow. Although we believe that we will participate in the drilling of additional wells during our 2004 fiscal year, our level of oil and gas activity, including exploration and development and property acquisitions, will be to a significant extent dependent upon our cash flow from operations which is in turn dependent upon the prices that we receive from the sale of our oil and gas production.

     We expect to continue incurring costs to acquire, explore and develop oil and gas properties, and management predicts that these costs (together with general and administrative expenses) will be in excess of funds available from revenues from properties owned by us and existing cash on hand. It is anticipated that the source of funds to carry out such exploration and development will come from a combination of our sale of working interests in oil and gas leases, production revenues, sales of our securities, and funds from any funding transactions in which we might engage.

7.   Current and future governmental regulations will affect our operations.

     Our activities are subject to extensive federal, state, and local laws and regulations controlling not only the exploration for and sale of oil, but also the possible effects of such activities on the environment. Present as well as future legislation and regulations could cause additional expenditures, restrictions and delays in our business, the extent of which cannot be predicted, and may require us to cease operations in some circumstances. In addition, the production and sale of oil and gas are subject to various governmental controls. Because federal energy policies are still uncertain and are subject to constant revisions, no prediction can be made as to the ultimate effect on us of such governmental policies and controls.

8. We hold only a minority interest in certain properties and, therefore, generally will not control the timing of development.

    We currently operate only a small portion of the wells in which we own an interest and we are dependent upon the operator of the wells that we do not operate to make most decisions concerning such things as whether or not to drill additional wells, how much production to take from such wells, or whether or not to cease operation of certain wells. Further, we do not act as operator of and, with the exception of Rocky Point, we do not own a controlling interest in any of our offshore California properties. While we, as a working interest owner, may have some voice in the decisions concerning the wells, we are not the primary decision maker concerning them. As a result, we will generally not control the timing of either the development of most of our properties or the expenditures for development. Because we are not in control, we may not be able to cause wells to be drilled even though we may have the funds with which to pay our proportionate share of the expenses of such drilling, or, alternatively, we may incur development expenses at a time when funds are not available to us. We hold only a minority interest in and do not operate many of our properties and, therefore, generally will not control the timing of development.

9. We are subject to the general risks inherent in oil and gas exploration and operations.

     Our business is subject to risks inherent in the exploration, development and operation of oil and gas properties, including but not limited to environmental damage, personal injury, and other occurrences that could result in our incurring substantial losses and liabilities to third parties. In our own activities, we purchase insurance against risks customarily insured against by others conducting similar activities. Nevertheless, we are not insured against all losses or liabilities which may arise from all hazards because such insurance is not available at economic rates, because the operator has not purchased such insurance, or because of other factors. Any uninsured loss could have a material adverse effect on us.

10.  We have no long-term contracts to sell oil and gas.

     We do not have any long-term supply or similar agreements with governments or authorities for which we act as a producer. We are therefore dependent upon our ability to sell oil and gas at the prevailing well head market price. There can be no assurance that purchasers will be available or that the prices they are willing to pay will remain stable.

11.  Our business is not diversified.

     Since all of our resources are devoted to one industry, purchasers of our common stock will be risking essentially their entire investment in a company that is focused only on oil and gas activities.

12.  Our shareholders do not have cumulative voting rights.

     Holders of our common stock are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the present shareholders will be able to elect all of our directors, and holders of the common stock offered by this prospectus will not be able to elect a representative to our Board of Directors. See "DESCRIPTION OF COMMON STOCK."

13.  We do not expect to pay dividends.

     There can be no assurance that our proposed operations will result in sufficient revenues to enable us to operate at profitable levels or to generate a positive cash flow. For the foreseeable future, it is anticipated that any earnings which may be generated from our operations will be used to finance our growth and that dividends will not be paid to holders of common stock. See "DESCRIPTION OF COMMON STOCK."

14.  We depend on key personnel.

     We currently have only three employees that serve in management roles, and the loss of any one of them could severely harm our business. In particular, Roger Parker is responsible for the operation of our oil and gas business, Aleron H. Larson, Jr. is responsible for other business and corporate matters, and Kevin Nanke is our chief financial officer. We do not have key man insurance on the lives of any of these individuals.

                            USE OF PROCEEDS

     We will not receive any proceeds from the sale of the Common Stock being registered hereunder for sale by the selling shareholders. We may receive proceeds upon the exercise of outstanding options held by the selling shareholders, which proceeds, if any, would be used for working capital and drilling and development of our properties.

                    DETERMINATION OF OFFERING PRICE

     The shares being registered herein are being sold by selling shareholders, and not by us, and are therefore being sold at the market price as of the date of sale or at such other price as may be negotiated by the selling shareholders. Our Common Stock is traded on the Nasdaq Small-Cap Market under the symbol "DPTR." On September 16, 2003, the reported closing price for our Common Stock on the Nasdaq Small-Cap Market was $5.35.

                 RECENT MATERIAL CHANGES IN OUR BUSINESS

     Other than as set forth below, there have been no material changes in our business since June 30, 2002 other than the changes disclosed in the Form 10-K for the fiscal year ended June 30, 2002; the Quarterly Reports on Form 10-Q for the quarters ended September 30, 2002, December 31, 2002 and March 31, 2003, the Current Reports on Form 8-K dated May 12, 2003 and June 20, 2003, and the Amendment to the Current Report on Form 8-K, dated June 20, 2003 that was filed on July 1, 2003.

     At our annual meeting of shareholders on December 17, 2002, our shareholders, among other things, approved an amendment to our Articles of Incorporation which provides that thirty-three and one-third percent (33-1/3%) of the shares entitled to vote, represented in person or by proxy, will constitute a quorum at meetings of shareholders, and that at all meetings of shareholders, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders.

     On June 20, 2003, we completed an acquisition of certain oil and gas properties in Kansas from JAED Production Company, Inc. ("JAED") in exchange for cash and stock. The properties that were acquired from JAED consist of interests in approximately 22 wells that are currently producing approximately 950 barrels of oil and 500 Mcf of gas per day and the associated undeveloped acreage. All of the properties are located in the Padgett Field in Sumner County, Kansas. The average working interest that we acquired is approximately 97%, with an average net revenue interest to us of approximately 79%.

     In connection with the purchase of these properties, we paid JAED approximately $9 million in cash and issued JAED 200,000 shares of our common stock. The transaction was effective as of June 1, 2003, and the net operating revenues from the properties between the effective date and the June 20, 2003 closing date will be recorded as an adjustment to the purchase price.

     Also on June 20, 2003, we increased the amount of our existing credit facility with the Bank of Oklahoma and Local Oklahoma Bank from $20 million to $29.3 million. This increase was necessary to allow us to fund the JAED transaction, and substantially all of the cash portion of the purchase price was funded through our credit facility. Our total debt now approximates $32.2 million including our debt to Kaiser-Francis, and all of the properties acquired from JAED have been pledged as collateral for our credit facility.

                             SELLING SHAREHOLDERS

     This Prospectus relates to possible sales by certain shareholders who are also executive officers of Delta of shares that have been issued, or may be issued, upon the exercise of options granted to such shareholders under Delta=s 1993 Incentive Plan.

     The following table shows the name of each of the selling shareholders, the number of shares beneficially owned by such person as of September 16, 2003, and the number of shares that may be sold hereunder. Because the selling shareholders may sell all or a part the shares pursuant to this Prospectus, no estimate can be given as to the amount of shares that will be held by each of them upon termination of this offering.

                                        Number of Shares
                                       Beneficially Owned
                                     Prior to the Offering (1)  Maximum Number
       Selling Shareholders          -------------------------    of Shares
       --------------------           Number of    Percentage    That May Be
      Name            Position         Shares       of Class     Sold Hereby
      ----            --------        ---------    ----------   --------------

Aleron H. Larson,    Chairman,        1,839,590 (3)  7.29%        1,164,590
  Jr.                Secretary and
                     Director

Roger A. Parker      President,       1,820,801(3)   7.22%        1,132,001
                     Chief Executive
                     Officer and
                     Director

Kevin K. Nanke       Treasurer and      834,047(3)   3.44%          459,047
                     Chief Financial
                     Officer
-----------------

(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock and securities exercisable or convertible into shares of Common Stock that are currently exercisable or exercisable within 60 days of September 16, 2003 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The Common Stock is the only outstanding class of equity securities of the Company.
(2) Applicable percentage of ownership for each selling stockholder is based on 23,390,572 shares of Common Stock outstanding as of September 3, 2003.

(3) Includes 4,000 shares owned by Mr. Larson's children; 314,590 options to purchase 314,590 shares of Common Stock at $0.05 per share until September 21, 2008 for 39,590 of the options, until September 1, 2008 for 175,000 of the options and until December 10, 2008 for 100,000 of the options. Also includes options to purchase 100,000 shares of Common Stock at $1.75 per share until November 5, 2009; options to purchase 300,000 shares of Common Stock at $3.75 per share until July 14, 2010; options to purchase 250,000 shares of Common Stock at $5.00 per share until October 9, 2010; options to purchase 200,000 shares of Common Stock at $3.29 per share until January 8, 2011; options to purchase 175,000 shares of Common Stock at $2.38 per share until October 5, 2011; and options to purchase 500,000 shares at $5.29 per share until August 26, 2013.

(4) Includes 395,801 shares owned by Mr. Parker directly. Also includes options to purchase 300,000 shares of Common Stock at $3.75 per share until July 14, 2010; options to purchase 250,000 shares of Common Stock at $5.00 per share until October 9, 2010; options to purchase 200,000 shares of Common Stock at $3.29 per share until January 8, 2011; options to purchase 175,000 shares of Common Stock at $2.38 per share until October 5, 2011, and options to purchase 500,000 shares at $5.29 per share until August 26, 2013.

(5) Consists of 25,000 shares of Common Stock owned directly by Mr. Nanke; options to purchase 34,047 shares of Common Stock at $1.125 per share until September 1, 2008; options to purchase 25,000 shares of Common Stock at $1.5625 per share until December 12, 2008; options to purchase 100,000 shares of Common Stock at $1.75 per share until May 12, 2009; options to purchase 75,000 shares of Common Stock at $1.75 per share until November 5, 2009; options to purchase 125,000 shares of Common Stock at $3.75 per share until July 14, 2010; options to purchase 100,000 shares of Common Stock at $3.29 until January 9, 2011; options to purchase 100,000 shares of Common Stock at $2.38 per share until October 5, 2011; and options to purchase 250,000 shares at $5.29 per share until August 26, 2013.

                          PLAN OF DISTRIBUTION

     The selling shareholders may sell their shares of common stock for value from time to time under this prospectus in one or more transactions on the Nasdaq Stock Market, in negotiated transactions or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling shareholders may effect such transactions by selling the shares of Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares of common tock for whom such broker-dealers may act as agent(which compensation may be less than or in excess of customary commissions).

     Each selling shareholder and any broker-dealer that participates in the distribution of the shares of common stock may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act. All selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders. We will pay all other expenses in connection with this offering, including without limitation any expenses of registration of the common stock, and will not receive any proceeds from sales of any shares of common stock by the selling shareholders.

     In order to comply with certain state securities laws, if applicable, the shares of common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Sales of shares of common stock must also be made by the selling shareholders in compliance with all other applicable state securities laws and regulations.

     In addition to any shares of common stock sold hereunder, the selling shareholders may sell shares of common stock in compliance with all of the requirements of Rule 144. Notwithstanding the foregoing, the amount of securities to be reoffered or resold by means of this prospectus, by each person, may not exceed, during any three-month period, the amount specified in Rule 144(e). There is no assurance that the selling shareholders will sell all or any portion of the shares of common stock offered hereby.

     The Company has notified the selling shareholders of the need to deliver a copy of this prospectus in connection with any sale of the shares of common stock pursuant to this prospectus.

     The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

                          DESCRIPTION OF COMMON STOCK

     We are authorized to issue 300,000,000 shares of our $.01 par value common stock, of which 23,390,572 shares were issued and outstanding as of September 3, 2003. Holders of common stock are entitled to cast one vote for each share held of record on all matters presented to shareholders. Shareholders do not have cumulative rights; hence, the holders of more than 50% of the outstanding common stock can elect all directors.

     Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of all liabilities. We do not anticipate that any dividends on common stock will be declared or paid in the foreseeable future. Holders of common stock do not have any rights of redemption or conversion or preemptive rights to subscribe to additional shares if issued by us. All of the outstanding shares of our common stock are fully paid and nonassessable.

                                  EXPERTS

     The Consolidated Financial Statements of Delta Petroleum Corporation as of June 30, 2002 and 2001, and for each of the years in the three year period ended June 30, 2002 included in the Company's Annual Report on Form 10-K, incorporated herein by reference, have been included herein in reliance upon the report by KPMG LLP, independent certified public accountants, appearing therein and upon the authority of such firm as experts in accounting and auditing.

     The validity of the common stock offered hereby will be passed upon for us by Krys Boyle, P.C., Denver, Colorado.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference

     See,   "Incorporation of Certain Documents by Reference"  in Reoffer
Prospectus.

Item 4.   Description of Securities

     Not applicable

Item 5. Interests of Named Experts and Counsel

     None to report

Item 6.  Indemnification of Directors and Officers

     The Colorado Business Corporation Act (the "Act") provides that a Colorado corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if (a) the person conducted himself or herself in good faith, and
(b) the person reasonably believed: (i) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and (ii) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and
(iii) in the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in the Act. The Act also provides that a Colorado corporation is not permitted to indemnify a director (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or
(b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit. Indemnification permitted under the Act in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     Article X of the Company's Articles of Incorporation provides as follows:

                                "ARTICLE X

                               INDEMNIFICATION

     The corporation may:

     (A) Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

     (B) The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     (C) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (A) or (B) of this Article X or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (D) Any indemnification under (A) or (B) of this Article X (unless ordered by a court) and as distinguished from (C) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in (A) or (B) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

     (E) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized in (C) or (D) of this Article X upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the corporation as authorized in this Article X.

     (F) The indemnification provided by this Article X shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any applicable law, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     (G) The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under provisions of this Article X."

Item 7.  Exemption from Registration Claimed

          Not applicable

Item 8.   Exhibits.

Exhibit
Number      Description of Exhibit

3.1 Articles of Incorporation of Delta Petroleum Corporation (incorporated by reference to Exhibit 3.1 to the Company's Form 10 filed September 9, 1987 with the Securities and Exchange Commission).

3.2 Bylaws of Delta Petroleum Corporation (incorporated by reference to Exhibit 3.2 to the Company's Form 10 filed September 9, 1987 with the Securities and Exchange Commission).

5.1 Opinion of Krys Boyle, P.C. regarding legality. Filed herewith electronically.

23.1        Consent of KPMG LLP.  Filed herewith electronically.

23.2        Consent of Krys Boyle Freedman & Sawyer, P.C.  (Contained in
            Exhibit 5.1)

Item 9.   Undertakings.

     The undersigned Company hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering.

     (5) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver and State of Colorado on the 17th day of September, 2003.

                                 DELTA PETROLEUM CORPORATION


                                 By:  /s/  Roger A. Parker
                                      ---------------------------------
                                      Roger A. Parker, Chief Executive
                                      Officer


                                  By: /s/ Kevin K. Nanke
                                      ---------------------------------
                                      Kevin K. Nanke, Chief Financial
                                                      Officer

     Pursuant to the requirements of the Securities Act of 1933, this Form S-8 Registration Statement has been signed below by the following persons on our behalf and in the capacities and on the dates indicated.

Signature and Title                             Date
-------------------                             ----

/s/ Aleron H. Larson, Jr.                       September 17, 2003
----------------------------------
Aleron H. Larson, Jr., Director

/s/ Roger A. Parker                             September 17, 2003
----------------------------------
Roger A. Parker, Director

/s/ James B. Wallace                            September 17, 2003
----------------------------------
James B. Wallace, Director

/s/ Jerrie F. Eckelberger                       September 17, 2003
----------------------------------
Jerrie F. Eckelberger, Director


----------------------------------
Joseph L. Castle, II, Director


----------------------------------
Russell S. Lewis, Director


----------------------------------
John P. Keller, Director
                                   II-5